Equitex, Inc.
7315 East Peakview Avenue
Englewood, CO 80111
(303) 796-8940

February 14, 2006

VIA EDGAR AND FACSIMILE (202-772-9208)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Michael Clampitt

Re: Equitex, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-3
Filed February 13, 2006
File No. 333-130316

Dear Mr. Clampitt:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 1:00 p.m., Washington, D.C. time, on February 14, 2006, or as soon thereafter as practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Equitex, Inc.

By: /S/ HENRY FONG
Henry Fong
President, Treasurer and Chief Financial Officer